UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Riverside Forest Products Limited (Registrant)

Date October 25, 2004	By:	/s/ “Michael E. Moore” (Signature)

Michael E. Moore, CFO (Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:   Letter to Shareholders dated October 22, 2004

EXHIBIT B:   Notice of Change to Directors’ Circular dated October 22, 2004

Exhibit A

October 22, 2004

Dear Shareholder:

Re: Changed Recommendation in Respect of Take-Over Bid by Tolko Industries Ltd.

As you know, Riverside’s Board of Directors had previously advised shareholders not to tender their shares to the offer from Tolko Industries Ltd. to purchase all of the outstanding common shares of Riverside not already owned by Tolko at a price of $29 per share, on the basis that that offer significantly undervalued Riverside. Tolko has now increased its offer price to C$40 per share, and Riverside’s Board recommends that shareholders accept Tolko’s improved offer.

The Board unanimously recommends that shareholders ACCEPT and TENDER their shares to Tolko’s improved offer of $40 per Riverside share.

When Riverside’s Board learned that Tolko intended to make its original $29 offer, it launched a process to develop alternatives to that offer that would maximize value for all Riverside shareholders. On October 4, 2004, Riverside announced that it had entered into a pre-acquisition agreement with International Forest Products Limited pursuant to which Interfor had agreed to make a take-over bid for Riverside on terms the Board regarded as fair.

On October 15, Tolko varied its original offer to increase the consideration payable to Riverside shareholders to $40 per share. Riverside’s Board reviewed Tolko’s improved offer, and concluded that it was financially superior to the Interfor proposal. That determination triggered a right of Interfor to match or better Tolko’s improved offer. On October 22, Interfor advised that it had concluded that increasing its offer or significantly revising the form of consideration to be offered to Riverside’s shareholders under it would not be consistent with Interfor’s own financial discipline, and so confirmed that it would not exercise its right to match Tolko’s improved offer. With the Interfor proposal no longer an option, Riverside’s board voted unanimously to recommend that Riverside shareholders accept Tolko’s improved offer.

The goal of Riverside’s Board and its advisers throughout this process has been to maximize value for Riverside shareholders, and we are satisfied that we have achieved that goal. At $40 per share, we will have increased shareholder value by 70% since August 24, the day before Tolko’s interest in acquiring Riverside was announced. The value realized for our shareholders is a reflection of the quality of Riverside’s people, and I would like to take this opportunity to thank the company’s employees and directors for their professionalism and dedication during the many years we have worked together. From a personal perspective, Gerald Raboch and I, as representatives of the families that founded Riverside, are pleased to see that the company will continue to be centred in our local community, and we wish it well in the future.

Sincerely,

Gordon W. Steele
Chairman, President and Chief Executive Officer

Exhibit B

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Tolko Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional adviser.

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

IN RESPECT OF THE OFFER

BY

TOLKO INDUSTRIES LTD.

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES

OF

RIVERSIDE FOREST PRODUCTS LIMITED

Riverside’s Board of Directors unanimously recommends
that Shareholders ACCEPT and TENDER their Shares
to Tolko’s Improved Offer of $40 per Share in cash.

This Notice of Change relates to the Directors’ Circular dated September 14, 2004 issued by the Board of Directors in connection with the Tolko Offer, as amended by notices of change dated September 28, 2004, October 6, 2004 and October 18, 2004. This Notice of Change should be read in conjunction with the Directors’ Circular.

Notice To Non-Canadian Residents

     The Tolko Offer is in respect of the securities of a Canadian issuer. While the issuer is subject to Canadian continuous disclosure requirements, shareholders should be aware that the Canadian requirements are different from those of the United States and other non-Canadian jurisdictions. Financial information included herein, if any, has been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial information provided by United States or other non-Canadian companies.

     The enforcement by non-Canadian shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that Riverside Forest Products Limited is incorporated in Canada, that all of its officers and directors are residents of Canada, and that a majority of its assets are located in Canada.

OCTOBER 22, 2004

GLOSSARY

     In this Notice of Change, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"Board of Directors” or “Board” means the Board of Directors of Riverside.

"Directors’ Circular” means the Directors’ Circular of the Company dated September 14, 2004, as amended by notices of change dated September 28, 2004, October 6, 2004 and October 18, 2004.

"Interfor” means International Forest Products Limited.

"Interfor Pre-Acquisition Agreement” means the pre-acquisition agreement between Interfor and Riverside dated October 3, 2004, pursuant to which, among other things, Interfor agreed to make the Interfor Proposal.

"Notice of Change” means this Notice of Change to the Directors’ Circular.

"Interfor Proposal” means the offer proposed to be made by Interfor to the Riverside Shareholders, which was announced on October 4, 2004, to purchase all of Riverside’s Shares for $39.00 per Share in cash and Class “A” subordinate voting shares of Interfor, or $35.00 per Share in cash and Class “A” subordinate voting shares of Interfor plus a contingent value right to receive a pro rata share of any U.S. softwood duties that are refunded to Riverside.

"Riverside” or the “Company” means Riverside Forest Products Limited.

"Tolko Offer” means the offer made by Tolko on August 31, 2004 to purchase all of the outstanding Shares of Riverside for $29.00 per Share, as varied (i) on September 24, 2004 to reduce the minimum tender condition from 75% to 51%, and (ii) on October 6, 2004 to extend the expiry time to 9:00 p.m. (Vancouver time) on October 22, 2004.

"Tolko’s Improved Offer” means the Tolko Offer as varied on October 15, 2004 to: (i) increase the price offered per Share from $29.00 to $40.00, in cash; and (ii) extend the expiry time to 12:05 a.m. (Vancouver time) on October 26, 2004.

"Shareholders” or “Riverside Shareholders” means holders of Riverside Shares.

"Shares” or “Riverside Shares” or “Riverside’s Shares” means common shares in the capital of Riverside.

"Tolko” means Tolko Industries Ltd.

NOTICE OF CHANGE

     This Notice of Change amends and supplements the Directors’ Circular issued by the Board of Directors of Riverside in connection with the Tolko Offer.

     In this Notice of Change, words with initial capital letters are defined in the glossary at the front of this Notice of Change or elsewhere herein. All dollar amounts in this Notice of Change are expressed in Canadian dollars, unless otherwise indicated.

DIRECTORS’ RECOMMENDATION

Riverside’s Board of Directors unanimously recommends
that Shareholders ACCEPT and TENDER their Shares
to Tolko’s Improved Offer of $40 per Share in cash.

BACKGROUND AND REASON FOR THE RECOMMENDATION

     On August 31, 2004, Tolko offered to purchase all of the outstanding Shares of Riverside not already owned by it for $29.00 per Share, in cash.

     On October 4, 2004, after conducting an extensive strategic review process intended to maximize value for all Riverside’s Shareholders, Riverside announced that it had signed the Interfor Pre-Acquisition Agreement, pursuant to which Interfor had agreed to make the Interfor Proposal. Based in part on the opinions of their respective financial advisers that the Interfor Proposal was fair from a financial point of view to Shareholders other than Tolko, each of Riverside’s Special Committee and its Board of Directors determined that the appropriate course was to recommend the Interfor Proposal to Shareholders, and that was done in a notice of change dated October 6, 2004 to the Directors’ Circular.

     On October 15, 2004, Tolko varied the terms of the Tolko Offer by increasing the price offered per Share from $29.00 to $40.00, in cash, and extending the expiry time to 12:05 a.m. (Vancouver time) on October 26, 2004.

     On October 18, 2004, the Riverside Board of Directors announced that it had determined, based in part on advice received from its financial advisers, that Tolko’s Improved Offer is a “superior proposal” as defined in the Interfor Pre-Acquisition Agreement, and that under the terms of the Interfor Pre-Acquisition Agreement, that determination triggered a right of Interfor, exercisable at any time before 5:00 p.m. (Vancouver time) on October 22, 2004, to amend the Interfor Pre-Acquisition Agreement to increase the consideration to be paid to Riverside’s Shareholders pursuant to the Interfor Offer to an amount having a value at least equal to the value of the consideration offered under Tolko’s Improved Offer.

     On October 22, 2004, Interfor advised that it had concluded that increasing its offer or significantly revising the form of consideration it would offer to Riverside’s Shareholders would be inconsistent with its own financial discipline, and so confirmed that it would not exercise its right to match Tolko’s Improved Offer. On that basis, Riverside’s Board of Directors concluded that it was appropriate to recommend that Shareholders tender their Shares to Tolko’s Improved Offer, and advised Interfor accordingly.

     As provided in the Interfor Pre-Acquisition Agreement, that decision triggered a right of Interfor to terminate the Interfor Pre-Acquisition Agreement and to be paid the agreed break fee of $11 million. The break fee was paid by Riverside and the Interfor Pre-Acquisition Agreement terminated on October 22, 2004.

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     That afternoon, Riverside issued a press release announcing the Board’s recommendation that Shareholders accept and tender their Shares to Tolko’s Improved Offer.

INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND PRINCIPAL HOLDERS

     Each of the directors and senior officers of Riverside has indicated that he intends to accept Tolko’s Improved Offer in respect of all of the Shares beneficially owned, directly or indirectly, by him or over which he exercises control or direction. The Board has no knowledge, after reasonable enquiry, as to whether any person who beneficially owns or exercises control or direction over more than 10% of the outstanding Shares has accepted or intends to accept Tolko’s Improved Offer, except that 0705553 B.C. Ltd., a wholly-owned indirect subsidiary of W.H. Steele Lumber Co. Ltd. to which the 2,016,000 Shares formerly held by W.H. Steele Lumber Co. Ltd. have been transferred, has advised the Board that it intends to accept Tolko’s Improved Offer in respect of all of the Shares owned by it. Leslie J. Kerr Ltd., which holds 6.7% of the outstanding Shares, has also advised the Board that it intends to accept Tolko’s Improved Offer in respect of all of the Shares owned by it.

     In addition, although the Board has no actual knowledge in this regard, it understands from the Notice of Extension and Variation filed by Tolko on October 15, 2004 that Van Berkom and Associates Inc. (which, according to public filings, owns approximately 12.1% of the outstanding Shares) has agreed to tender approximately 7.3% of the outstanding Shares to Tolko’s Improved Offer, and that Tembec Inc. has agreed to tender approximately 7.0% of the outstanding Shares to Tolko’s Improved Offer.

NO MATERIAL CHANGES

     Except as publicly disclosed or as referred to in this Notice of Change or in the Directors’ Circular, the directors and senior officers of Riverside are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Riverside since September 14, 2004, being the date on which Riverside published its most recent unaudited interim consolidated financial statements, reflecting the 11-month period ended August 31, 2004.

OTHER INFORMATION

     Except as disclosed in the Directors’ Circular or this Notice of Change, there is no information that is known to the Board that would reasonably be expected to affect the decision of the Riverside Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides holders of securities of Riverside with, in addition to any other rights they may have at law, rights of rescission or to damages or both if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. Such rights must, however, be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their respective province or territory for particulars of those rights or consult with a lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

FORWARD-LOOKING STATEMENTS

     This Notice of Change contains “forward-looking statements”. All statements, other than statements of historical fact, included in this Notice of Change that address activities, events or developments that the Board or Riverside’s management expects or anticipates will or may occur in the future, including in particular statements about Riverside’s plans, strategies and prospects, are forward-looking statements. These forward-looking statements, which are based on the Board’s and management’s current expectations and projections about future events, are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the

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forward-looking statements. The forward-looking statements included in this Notice of Change are made only as of the date of this Notice of Change.

APPROVAL OF NOTICE OF CHANGE

     The contents of this Notice of Change and the delivery hereof have been approved and authorized by the Board of Directors of Riverside.

CERTIFICATE

October 22, 2004

     Neither the foregoing, the Directors’ Circular of the Company dated September 14, 2004, the Notice of Change of the Company dated September 28, 2004, the Notice of Change of the Company dated October 6, 2004 nor the Notice of Change of the Company dated October 18, 2004 contains an untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Neither the foregoing, the Directors’ Circular of the Company dated September 14, 2004, the Notice of Change of the Company dated September 28, 2004, the Notice of Change of the Company dated October 6, 2004 nor the Notice of Change of the Company dated October 18, 2004 contains any misrepresentation likely to affect the value or market price of the Shares subject to the Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(Signed) Gordon W. Steele, Chairman, President and Chief Executive Officer	(Signed) John R. McLernon Director

Please direct all inquiries to:

John Armstrong BMO Nesbitt Burns Inc. Tel. (604) 443-1448 John.Armstrong@bmonb.com	Steven Park Bear, Stearns & Co. Inc. Tel. (212) 272-5393 skpark@bear.com